Act: 1934
Section: 12(G)
Rule:
Public Availability: 10/25/2010

NO ACT

PE 7-29-10




10013735

October 25, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Camp Dresser & McKee Inc.
Incoming letter dated July 29, 2010

Based on the facts presented, the Division will not raise any objection if Camp Dresser & McKee Inc. continues not to comply with the registration requirements of Section 12(g) of the Exchange Act with respect to shares of Camp Dresser & McKee's Class C Common Stock that are issued in the manner and subject to the terms and conditions set forth in your letter. This position will continue until such time as Camp Dresser & McKee otherwise becomes a reporting company under the Exchange Act with respect to a class of its equity securities.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response represents only the Division's position on enforcement action and does not purport to express any legal conclusion on the question presented.

Sincerely,

Amy M. Starr
Senior Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Mail Stop 4561

Richard M. Harter, Esq.
Bingham McCutchen LLP
One Federal Street
Boston, MA 02110-1726

Re: Camp Dresser & McKee, Inc.

Dear Mr. Harter:

In regard to your letter of July 29, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

BINGHAM

Richard M. Harter
Direct Phone: 617.951.8415
Direct Fax: 617.951.8736
dick.harter@bingham.com

July 29, 2010

Office of General Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re: Camp Dresser & McKee Inc.; Section 12(g) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

In September 2000 the Division of Corporation Finance advised our client Camp Dresser & McKee Inc. ("CDM") that it would not object if CDM did not register under Section 12(g) of the Exchange Act with respect to Class C common stock to be issued and held as set forth in the letter we had written on behalf of CDM (the "Representation Letter). Copies of the Representation Letter and the Division's response to it are enclosed.

CDM is an employee-owned professional engineering firm, and it competes for business with other employee-owned engineering firms. Changing business conditions have led CDM to modify the agreement among stockholders that was described in detail in the Representation Letter (the "Common Stock Agreement"). A copy of the amended and restated Common Stock Agreement is enclosed.

CDM believes the changes to the Common Stock Agreement to be minor and not inconsistent with the basis on which the Division gave its advice in 2000. The two principal changes are the pricing provision (see the definition of Transfer Price in Section 1) and the requirement that no repurchase of shares by CDM occur within six months after issuance of the shares (see Section 6). The first of those changes reflects changes in the marketplace; the second, accounting principles that have changed since 2000.

(1) Applying a multiple to book value for pricing sales to employees and repurchases from employees reflects competitive pricing in the industry, but has no effect on who is eligible to purchase or hold such shares or on the information furnished to employees at the time of any such transaction. (2) The accounting profession adopted FAS 123R in 2004. Under that rule, CDM may account for sales to employees as sales of property, and not immediate compensation, only if

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no repurchase can occur within 6 months. CDM has never permitted voluntary resale within 6 months, but it has historically repurchased shares from employees who died or left employment within 6 months. In order to conform to FAS 123R, CDM will henceforth delay repurchase from an employee who dies or leaves employment within 6 months after issuance until 6 months have elapsed. But there will be no waiver of the requirement then to resell. In order to assure that CDM can be controlled only by active employees, its Articles of Organization will soon be amended to provide that shares held by persons who have left CDM, but not yet repurchased under the 6-month provision described above, cannot be voted. A copy of the relevant portion of the amendment is enclosed. Holders of Class C common stock will not exceed 500 before the effective date of the amendment.

We respectfully request that the Division advise us that, contingent upon the effectiveness of the amendment to CDM's Articles of Organization described in the preceding paragraph, the changes to the Common Stock Agreement described in this letter will not cause the Division to withdraw or modify its advice to us, dated September 11, 2000, that it will not raise any objection if CDM does not comply with the registration requirements of Section 12(g) of the Exchange Act. If there is any question concerning this request, or if for any reason the Division cannot honor our request, we respectfully request the opportunity to discuss the matter prior to issuance by the Division of a written response. Please contact the undersigned by telephone at (617) 951-8415, or by facsimile at (617) 951-8736.

Sincerely yours,



Richard M. Harter

Enclosures


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2000

Mail Stop 4-2

Richard M. Harter, Esq.
Bingham Dana
150 Federal Street
Boston, Massachusetts 02110-1726

Re: Camp Dresser & McKee Inc.

Dear Mr. Harter:

In regard to your letter of September 7, 2000 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

BINGHAM DANA
LLP

150 FEDERAL STREET
BOSTON, MASSACHUSETTS 02110-1726
TEL: (617) 951-8000
FAX: (617) 951-8736
www.bingham.com

BOSTON, NEW YORK, WASHINGTON,
LOS ANGELES, HARTFORD, LONDON
AND SINGAPORE

September 7, 2000

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Camp Dresser & McKee Inc.; Request for No-Action Letter in Respect of Section 12(g) of the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

We are counsel to Camp Dresser & McKee Inc., a Massachusetts corporation (the "Company"). The purpose of this letter is to request the assurance of the Division of Corporation Finance (the "Division") that, based on the facts, circumstances and Company representations set forth in this letter, the Division will not recommend that any action be taken by the Securities and Exchange Commission (the "Commission") if the number of holders of record of the Company's Class C Common Stock ("Class C Common Stock") increases to 500 or more and the Company does not register the Common Stock with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Act"). This letter requests response only with respect to the Class C Common Stock, and not with respect to either the Class A Common Stock or the Class B Common Stock.

I. Introduction

The Company is an employee-owned business that provides professional engineering and consulting services. Since its inception in 1970, the Company has been owned by its employees.[1] The Company does not intend to become a public company.

Section 12(g) of the Act and Rule 12g-1 promulgated thereunder require an issuer with assets in excess of $10,000,000 and a class of equity securities held by 500 or more holders of record ("Holders") to register such class of securities with the Commission. The Company has assets in excess of

[1] A small amount of stock has been donated to charitable organizations, all of which has been repurchased.

$10,000,000. The Company presently has three separate and distinct classes of common stock (to be described in greater detail below): Class A Common Stock, Class B Common Stock and Class C Common Stock. Class A Common Stock and Class B Common Stock are currently held by approximately 445 persons. The Company firmly anticipates that the number of Holders of Class A Common Stock and Class B Common Stock, taken together, will at no time reach 500 persons. The Company foresees, however, that the number of Holders of Class C Common Stock may grow to exceed 500 in the near future. This is the reason for the Company's request for a No-Action Letter. It is the opinion of Bingham Dana LLP that Class C Common Stock is a separate and distinct class of equity securities under Massachusetts law. Accordingly, the Company does not hereby request a No-Action Letter with respect to Class A Common Stock and Class B Common Stock.

In making this request, the Company relies on the following facts and asserts that the requested No-Action Letter would not be inconsistent with the public interest or the protection of investors because (i) no public investor holds any interests in Class C Common Stock; (ii) Class C Common Stock is not publicly traded and there is no trading interest in, or market for, the Class C Common Stock; (iii) Class C Common Stock may be held only by active "Key Employees" of the Company and its majority-owned subsidiaries, which include officers, associates, principals, outside directors and the Company's tax-qualified retirement plan, (iv) the Company's Restated Articles of Organization (the "<u>Articles</u>"), the Company's By-Laws (the "<u>Bylaws</u>), the Camp Dresser & McKee Inc. Amended and Restated Common Stock Agreement, (the "<u>Stock Agreement</u>"), and its Amended and Restated Stock Policy (the "<u>Policy</u>"), the material terms of which as now in effect are accurately summarized in this letter, set forth significant restrictions concerning stock ownership in the Company, and its subsidiaries, to assure continuation of employee ownership; and (v) the holders of the Class C Common Stock are supplied with or have knowledge of information regarding the Company similar to that which the Company would make available if required to register its Common Stock under Section 12(g) of the Act. These facts meet the requirements of Section 12(h) of the Act, which authorizes exemptions from Section 12(g).

II. <u>Background Concerning the Company</u>

The Company was incorporated in Massachusetts on December 29, 1970, continuing the business of a partnership established more than 20 years before. The Company provides professional engineering and environmental consulting services on a worldwide basis directly through its own operations and through various subsidiaries. (References throughout this request to the Company shall be deemed to refer to Camp Dresser McKee Inc. and its direct and indirect majority-owned subsidiaries, unless the context indicates otherwise.)

The Company's capital stock is comprised of three separate and distinct classes of equity securities: (a) Class A Common Stock, which has a total authorized capitalization of 5,000,000 shares and 1,041,863 shares of stock issued and outstanding; (b) Class B Common Stock, which has a total authorized capitalization of 15,000,000 shares and 3,755,051 shares of stock issued and outstanding; and (c) Class C Common Stock, which has a total authorized capitalization of 5,000,000 shares and no shares of stock issued and outstanding. The following groups hold the following percentages of Classes A and B Common Stock currently outstanding: Directors currently own 10.5 percent; Senior Vice Presidents own 24 percent; Vice Presidents own 14 percent; Associates own 7 percent; Principals own 3.5 percent; the Plan owns 38.8 percent; and other employees own 1.9 percent. There are no stock options or other agreements relating to Common Stock not thoroughly described in this letter.

Shares in all Classes may be held only by (i) officers, directors, Associates and Principals of the Company, individually or jointly with their spouses (the "Key Employees"); and (ii) CDM Capital Accumulation Plan, a tax-qualified defined contribution plan for the benefit of employees of the Company and its subsidiaries (the "Plan"). Officers, Associates and Principals are all exempt professionals, managers and senior managers. They are predominately engineers, scientists and managers. All these categories require a college degree and in many cases persons in these categories have two or three degrees. The job level of Officers is 9 or more on a scale of 1 to 10; the average job level of Associates is 8 on a scale of 1 to 10; and the average job level of a Principal is 7.3 on a scale of 1 to 10. Less than 16 percent of the work force is included in these categories. It generally requires an engineer joining the Company straight from professional education ten years or more to become a Principal. These restrictions are set forth in the Articles.

The only exceptions to the stated limitation on ownership are that, pursuant to the Company's Stock Agreement and Policy, (i) ten retired senior executives who perform services for the Company on an irregular basis (the "Consultants") may retain certain Class B Common Stock while so serving, (ii) shares in Class B Common Stock only may be given to a family member or trust therefor, (iii) shares in Class B Common Stock only may be donated to a Qualified Charitable Organization (as defined under Section 170(c) of the Internal Revenue Code of 1986, as amended) (a "Charitable Organization") for a limited time of six to 12 months. Upon the expiration of the six to 12 month period, the Stock Agreement requires that the Company repurchase such donated shares from the Charitable Organization for a purchase price based on the Company's Book Value, as further calculated pursuant to Section 4(g) of the Stock Agreement. No shares of any class of Common Stock may transferred or pledged in any other way.

Shares of all classes are purchased and sold at book value. Book value is calculated as of the most recent quarter end for purchases of stock by Key Employees and as of the most recent month end for sales of stock by Key Employees.

III. Description of Each Class of the Company's Common Stock

Class A Common Stock, Class B Common Stock and Class C Common Stock are separate and distinct classes of stock because each class is allocated separate and distinct rights, preferences and privileges with respect to voting, liquidation, receipt of dividends, transfer of ownership and other matters. The following summarizes the terms of each class as set forth in the Articles, the Stock Agreement and the Policy:

(a) Voting Rights: With respect to voting for directors, Class A Common Stock shall vote for all but two directors of the Company; Class B Common Stock shall vote for only one director of the Company; and Class C shall vote for only one director of the Company. Voting rights with respect to issues other than the election of directors are the same for all classes of stock.

(b) Liquidation Preferences: Class A Common Stock and Class B Common Stock shall each be preferred to Class C Common stock in liquidation in the following order: (a) no payment in liquidation shall be made to Class C Common Stock unless and until Class A Common Stock and Class B Common Stock have each been paid the amount of $1.00 per share; (b) after Class A Common Stock and Class B Common Stock have each been paid the amount of $1.00 per share, no additional payment in liquidation shall be made to Class A Common Stock and Class B Common Stock unless and until Class C Common Stock has been paid the amount of $1.00 per share; and (c) after Class A Common Stock, Class B Common Stock and Class C Common Stock have each been paid in liquidation the amount of $1.00 per share, assets available for distribution in liquidation shall be paid equally upon shares of all classes.

(c) Receipt of Dividends: Class A Common Stock and Class B Common Stock shall each be preferred to Class C Common stock with respect to the receipt of dividends in the following order: (a) no dividends may be paid in any calendar year to Class C Common Stock unless and until Class A Common Stock and Class B Common Stock have each been paid the amount of $.20 per share during such calendar year (the "Year"); (b) after Class A Common Stock and Class B Common Stock have each been paid dividends the amount of $.20 per share during the Year, no additional dividend payment shall be made during the Year to Class A Common Stock and Class B Common Stock unless and until

Class C Common Stock has been paid dividends in the amount of $.20 per share during the Year; and (c) after Class A Common Stock, Class B Common Stock and Class C Common Stock have each been paid dividends in the amount of $.20 per share during the Year, dividends shall be paid equally upon shares of all classes.

(d) Restrictions on Transfer and Disposition: Class C Common Stock may only be transferred to the Company or to joint ownership with the spouse of the Key Employee. All transfers are subject to the prior authorization of the Office of the Chairman of the Company, and transfers to the Company are subject to such volume limitations as set by the Company's Board of Directors. A person ceases to be eligible to purchase Class C Common Stock upon the termination of his/her employment with the Company as a Key Employee, at which time the Company must repurchase all of the person's shares of all classes of the Company's stock.

A person who holds Class C Common Stock and who is promoted to become an officer of the Company may, at his/her discretion, exchange Class C Common Stock for Class A Common Stock and/or Class B Common Stock, share for share, but only if the number of holders of Class A Common Stock and Class B Common Stock immediately after the exchange is 475 or fewer. The purpose of this exchange is to align the officers' interests with one another so that a more recently elected officer would have the same prestige and voting power as a person who had been promoted to his/her office in prior years. The limitation to 475 Holders is established to ensure that Class A Common Stock and Class B Common Stock will never exceed 500 Holders, and thus the Company will not be required to register under Rule 12(g).

The only class of the Company's stock permitted to transfer shares to a Charitable Organization or to a family member or a trust for the benefit of one or more family members is Class B Common Stock. However, this class will not exceed 500 Holders, and is also subject to the same resale requirement as Class C Common Stock upon termination of employment of the original Holder.

IV. Reasons for Granting the Requested No-Action Letter

A. *The Company Has No Public Investors*

Ownership of Class C Common Stock is restricted by the Stock Agreement and the Policy. Only a person meeting the following qualifications may become a Holder of Class C Common Stock: (i) a Key Employee or director of the Company; or (ii) the Plan. The Key Employees are permitted to hold shares of Class C Common Stock individually or jointly with their spouses. Only Company contributions to the Plan are used to purchase Common Stock; and the

Plan now holds 1,860,190 shares (or about 39%) of the Common Stock. The trustees have the sole responsibility for voting the Common Stock held by the Plan. The Company repurchases shares from the Plan before distribution is made to a participant. The Company does not offer its shares with the intent to raise capital. Rather, its sole purpose is to attract, retain, compensate and motivate the Key Employees, who acquire the shares for long-term investment. Most of the Key Employees have become or will become stockholders through annual purchases of Class C Common Stock. To be eligible to purchase shares as Key Employees, the Key Employees must be recommended by management and specifically approved by the Board of Directors. The Company relies and will continue to rely on Rule 701 and Regulation D in issuing shares of Common Stock to Key Employees without registration under the Securities Act of 1933.

In addition, eighteen persons have become holders of Class B Common Stock over the last four years in connection with the Company's acquisition of consulting engineering firms. These were all officers or other management employees of those firms and have become officers or supervising professionals of the Company or its subsidiaries.

B. *There is No Public Trading or Trading Interest in the Company's Stock.*

The Company's Class C Common Stock is neither listed on a national securities exchange nor quoted by any securities broker or dealer, and is not available for purchase by the public. The Class C Common Stock is not freely transferable and each certificate contains a legend to the effect that the shares are subject to restrictions on transfer, encumbrance or disposition imposed by the Stock Agreement. The Stock Agreement prohibits a stockholder from transferring shares of Class C Common Stock to anyone other than the Company or joint ownership with his/her spouse.

The Company has the obligation to repurchase all shares owned by a stockholder upon his or her death, discharge, voluntary resignation or retirement from employment, upon total incapacity, upon ceasing to be a "full-time" employee or upon the stockholder's stock being involuntarily transferred by operation of law or other means. Pursuant to the Stock Agreement, the Company is required to repurchase its shares at book value, as determined at the end of any fiscal month. Under the Stock Agreement, under very rare circumstances payment for shares so purchased may be delayed, but transfer of ownership of the shares to the Company occurs promptly after death or other termination.

C. *Stockholders Already Are Supplied With or Have Knowledge of or Access to Information Regarding the Company.*

Company shareholders are supplied with, or have access to, information regarding the Company which is comparable to the information which would have been made available to the shareholder through registration pursuant to Section 12(g), and through periodic reports and proxy materials required of registered issuers under Sections 13 and 14 of the Act.

The Company's shareholders currently receive annual audited consolidated financial statements, quarterly reports containing summary financial information, periodic updates of the Company's long-range plan, and information about the matters to be voted on at stockholders' meetings. Shareholders are encouraged to attend the annual shareholders' meetings and, as a consequence, the meetings are well attended. At these meetings, management makes presentations as to results of operations, goals and other pertinent information concerning the Company and its subsidiaries and answers all appropriate questions of the shareholders present. The Company's shareholders also have knowledge of or access to, among other things, information on directors' and executive officers' compensation, security ownership in the Company by directors and executive officers, legal proceedings in which the company is involved, provisions for the indemnification of officers and directors, interim profit and loss statements, personnel statistics and minutes of the meetings of the Company's Board of Directors and committees. The Company also represents that it will (to the extent not already a part of current practice) provide its shareholders with the following information:

- the Company's compensation structure and policy and access to executive compensation information substantially similar to that required by Item 402(b) of Regulation S-K;
- quarterly disclosure of the Book Value promptly after the end of such quarter;
- beneficial ownership information similar to that required by Item 403 of Regulation S-K;
- access to its corporate records, such as its charter, by-laws, and other similar corporate documents; and
- detailed description and explanation of any action proposed to be taken at any shareholder meeting and a description of voting procedures.

D. *The Company is Not the Type of Issuer that Congress Intended to Cover When it Enacted Section 12(g) of the Act*

The Company is not the type of issuer that Congress intended to cover when it enacted Section 12(g) of the Act. The stated purpose of the Securities Acts Amendments of 1964, which included Sections 12(g) and 12(h), was to carry out the legislative recommendations made in the Report of Special Study of Securities Markets of the Securities and Exchange Commission (1963) (the "Report") that had been prepared at the direction of the Congress. The relevant legislative recommendation for purpose of Section 12(g) was "[t]o extend to investors in certain over-the-counter securities the same protection now afforded to those in listed securities by providing that the issuers of certain securities now traded over the counter shall be subject to the same requirements that now apply to issuers of securities listed on an exchange" (see House Report No. 1418). The Company's Common Stock is neither listed on an exchange nor traded in the over-the-counter market.

In analyzing the securities markets, the Report noted that while, "[i]deally all issues held by 'public' shareholders should comply with Sections 13, 14 and 16 .... the total number of corporations subjected to controls would be so great that the regulatory administrative burden might be disproportionate and something less than ideal coverage must be accepted in the interest of feasibility" (Report, part 3, pages 33-34). The Report noted a "clear relationship ... between shareholders size and the apparent degree of trading activity indicated by numbers of transfers of record and frequency of broker-dealer quotations" (Report, part 3, pages 61-62). And, by virtue of that relationship, the Report generally recommended that a standard based on shareholder size be adopted as a rough measure of market activity.

In adopting Section 12(g), the Congress accepted the Report's shareholder size standard. However, in concurrently adopting Section 12(h), the Congress also gave the Commission the authority to exempt an issuer that might happen to come within the literal language of Section 12(g) but not within the intent of Congress, if it "finds, by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors."

While the Class C Common Stock may soon fall within the literal language of Section 12(g) of the Act, the Company is the type of issuer that should be exempt. There is no public trading of the Company's Common Stock, including Class C Common Stock. The Articles and the Stock Agreement severely restrict transfers, and all shares of Common Stock made available for sale by the stockholders have been purchased by the Company at Book Value.

The Articles and the Stock Agreement require the Company to repurchase the Class C Common Stock upon termination of employment for any reason. The only holders of Class C Common Stock of the Company can be key employees, directors, or trustees of the Plan. Again, the Articles and the Stock Agreement restrict those who may become stockholders and limits the number of shares to be acquired or held by a stockholder. Given the information supplied and made available to the Company's stockholders, there is little to be gained by registration of the Common Stock under the Act. Compliance with the periodic reporting requirements would require significant effort and expense and serve to benefit only the Company's competitors (who would be able to study information about the Company and use it to their competitive advantage). This, in turn, would operate to the disadvantage of the Company's stockholders. Additionally, since there is no public trading in the Company's stock and all sales and repurchases are made by the Company at Book Value, the purposes of Section 16 would not generally be served by application of that Section to the Company. Section 10(b) and Rule 10b-5 remain applicable to the sale and repurchase of the Company's Common Stock, regardless of whether it is registered under the Act.

E. *Precedent Exists for Granting the Requested No-Action Letter*

The Commission has issued multiple No-Action Letters to various privately held corporations in comparable situations that stated that the Commission that it would not raise any objection if the corporations did not comply with the registration requirements of Section 12(g). Most recently, on February 6, 1997, the Commission issued a No-Action Letter to FMR Corp. ("FMR") stating that it would not raise any objection if FMR did not comply with the registration requirements of Section 12(g) with respect to FMR's newly class of securities designated for the issuance of stock to employees. Similar to the facts presented here, FMR's capitalization included various other classes of voting and non-voting common and preferred stock, where the shares in each class could only be held by FMR's employees or members of the family that owned FMR. However, since each such separate class had different rights and privileges and did not have more than 500 shareholders, the Commission accepted FMR's approach that such classes should not aggregated for the purposes of section 12(g).

The Commission has also several issued No-Action Letters to various corporations that, similar to the Company's business, engage in engineering, professional or consulting services. For example, on October 6, 1995, the Commission issued an No-Action Letter to Montgomery Watson, Inc. (a firm engaged in the business of providing engineering and related services) stating that the Commission would not raise any objection if Montgomery Watson, Inc. did not comply with the registration requirements of Section 12(g). Like the Company, Montgomery Watson approached the shareholder threshold under

Section 12(g) of the Act by pursuing a policy of encouraging employee stock ownership and acquisitions of related entities, and restricted ownership in its stock to key employees of the Company and its majority-owned subsidiaries, retired officers, officers, consultants, and trustees of two employee benefit plans. Additional similar facts in Montgomery Watson were that there was no public trading in the stock; the company purchased all stock sold by stockholders; distributions and repurchases of stock were made at a formula price; and the stockholders had knowledge of or access to a considerable amount of financial and other information. Both FMR and Montgomery Watson permitted employees of not-wholly-owned subsidiaries to purchase the relevant class of stock.

On June 21, 1995, the Commission issued a No-Action Letter stating that it would not raise any objection if Parsons Brinckerhoff Inc. did not comply with the registration requirements of Section 12(g). Parsons Brinckerhoff Inc. also is engaged in engineering and related activities. It restricted ownership of its stock to employees and trustees under employee benefit plans and sold and repurchased stock at a formula price (essentially book value); there was no trading in its stock and the company purchased all stock sold by its stockholders; and the stockholders received and had access to information similar to that supplied and made available by the Company in the instant situation.

Finally, the Commission also issued Orders for exemption under Section 12(h) on June 28, 1994 to McKinsey & Company, Inc. [File No. 81-919] and on March 7, 1986 to CH2M Hill Companies, Ltd. [File No. 81-725] on similar facts as those involved in this request. In each of the foregoing cases, the threshold limitations of Section 12(g) of the Act were approached as a result of the companies' policies of employee stock ownership. However, the Commission agreed that the companies should be exempt from registration because (a) their stock ownership was limited to key employees of each company and, in CH2M's case, also to former employees and a trustee of an employee stock ownership trust.; (b) there was no trading in the stock of either company; (c) each company undertook to purchase all stock sold by stockholders; and (d) shareholders in each company were shown to have sufficient knowledge of and access to the company's financial and other information. Moreover, while each company in these cases also had a class of preferred stock authorized (and issued, in CH2M's case), the Commission's Orders for Exemption in each case only covered the company's common stock.

It is respectfully submitted that the rationale underlying the Commission's Orders issued to McKinsey & Company, Inc., and the Division's No-Action Letters issued to FMR Corp., Parsons Brinckerhoff Inc. and Montgomery Watson, Inc., is equally applicable to the Company.

F. *Continuation of Company Stock Restrictions*

As described above, the Company's Articles, the Stock Agreement and the Policy as now in effect restrict the ownership of shares in Class C Common Stock to its Key Employees and their respective spouses. The Company represents that it will not change the Articles, the Stock Agreement and the Policy without providing the Commission with advance notice of its intention to do so.

V. **Conclusion**

It is respectfully requested that the Division provide the assurance that, based on the facts, circumstances and Company representations set forth in this letter and the exhibits hereto, the Division would not recommend that any action be taken by the Commission if the number of holders of record of the Company's Class C Common Stock increases to more than 500 and the Company does not register such class of securities with the Commission under Section 12(g) of the Act. Upon the issuance of such a No-Action Letter, the Company further understands that it would not be required to comply with the periodic reporting requirements of Section 13 of the Act and the proxy solicitation requirements of Section 14 of the Act. Additionally, any officer, director or beneficial owner of more than ten percent of any class of equity securities of the Company would be exempt from the short-swing profit provisions of Section 16 of the Act.

For the Staff's convenience, we enclose seven additional copies of this letter. If there is any question concerning this request, or if for any reason the Division does not concur with the reasons expressed in this letter for issuing the requested No-Action Letter, we respectfully request the opportunity to discuss the matter prior to issuance by the Division of a written response. Please contact the undersigned by telephone at (617) 951-8415, or by facsimile at (617) 951-8736.

Thank you for your courtesy and your consideration of this matter.

Yours truly,



Richard M. Harter

cc: James S. Lackman, Esq.
General Counsel

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Camp Dresser & McKee Inc.
Incoming Letter dated September 7, 2000

Based on the facts presented, the Division will not raise any objection if Camp Dresser & McKee does not comply with the registration requirements of Section 12(g) of the Exchange Act with respect to Camp Dresser & McKee's Class C Common Stock if it is issued in the manner and subject to the terms and conditions set forth in your letter. This position will continue until such time as Camp Dresser & McKee otherwise becomes a reporting company under the Exchange Act with respect to a class of its equity securities.

Because this position is based on the representations made to the Division in your letter, it should be noted that different facts or conditions might require a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not purport to express a legal conclusion on the question presented.

Sincerely,



Amy M. Starr
Special Counsel

CAMP DRESSER & McKEE INC.

2010 Amended and Restated Common Stock Agreement

This 2010 Amended and Restated Common Stock Agreement (the "Agreement") dated April 5, 2010, amends and restates, effective July 4, 2010, the Stock Agreement dated as of September 23, 1986, as amended, by and among Camp Dresser & McKee Inc., a Massachusetts corporation ("CDM" or the "Company"), and the persons who execute and deliver counterparts of this Agreement.

1. Definitions. The following terms shall have the following meanings:

Book Value of a share of Common Stock at any date shall be the book value at the end of the previous fiscal year, calculated in accordance with the provisions of Exhibit A.

Charitable Contribution of Common Stock shall mean a gift of Class B Common Stock by a Subscribing Shareholder to a Qualified Charitable Organization.

Common Stock shall mean the common stock of the Company, par value $0.01 per share, and any class or series thereof, and any other security issued with respect thereto or in replacement thereof. Common Stock shall include Class A Common Stock, Class B Common Stock and Class C Common Stock, each par value $0.01 per share.

Consultant shall mean a person who has been employed by the Company or has served as an outside Director, who has been a Subscribing Shareholder and who has special expertise of value to the Company, and who enters into a written consulting agreement with the Company to retain his/her services.

Corporate Base Rate shall mean the annual rate of interest announced from time to time by The Wall Street Journal as the corporate base rate.

Employee shall mean the Chief Executive Officer, Chairman, Executive Vice Presidents, senior officers, vice presidents, associates and principals employed by the Company or any of its Subsidiaries.

Outside Director shall mean a member of the Company's Board of Directors who is not an Employee.

Qualified Charitable Organization shall mean any organization described in Section 170(c) of the Internal Revenue Code of 1986, as amended.

Spouse, at the date of any transfer of Subject Shares, shall mean the person to whom a Subscribing Shareholder is married under the law of the Subscribing Shareholder's residence or the person with whom the Subscribing Shareholder has established a civil union under the law of the Subscribing Shareholder's residence.

Stock Policy shall mean the Company's Policy for the Allocation, Purchase, Sale and Conversion of Common Stock adopted by the Board of Directors on March 2, 2000 and modified from time to time thereafter.

Subject Shares with respect to any Subscribing Shareholder at any time shall mean all shares of the Common Stock held by that Subscribing Shareholder, by that Subscribing Shareholder and his/her Spouse or by any family trust described in Section 4(c).

Subscribing Shareholder shall mean each person who holds shares of Common Stock of the Company and who executes and delivers a counterpart of this Agreement.

Subsidiary shall mean any entity whose financial statements are consolidated with those of the Company.

Termination Date shall mean, as to any Subscribing Shareholder, the last date of employment with the Company or service to the Company as a Director or Consultant.

Transfer Price at any date shall mean the product of (a) the Book Value on that date, and (b) the adjustment factor set forth below:

Event Date	Adjustment Factor
July 4, 2010 through January 1, 2011	1.1
Any date within fiscal 2011	1.2
Any date within fiscal 2012	1.3
Any date within fiscal 2013	1.4
Any date thereafter	1.5

Trust Holder shall mean a trust under a tax-qualified employee plan maintained by the Company or any of its Subsidiaries that holds shares of Common Stock.

2. Restriction against transfer of Subject Shares. No Subject Shares with respect to any Subscribing Shareholder may be encumbered or transferred by any person, whether by way of sale, gift or otherwise, except as permitted under this Agreement.

3. Death of a Subscribing Shareholder. Within 30 days (or such longer period as is provided in Section 6 hereof) after the death of a Subscribing Shareholder, the Company shall promptly repurchase all Subject Shares with respect to that Subscribing Shareholder. The repurchase price for the Subject Shares shall be the Transfer Price at the date of death. Payment shall be made in cash promptly after the later of the repurchase date and the date on which the Transfer Price is calculated, subject to modification pursuant to Section 5 hereof.

4. Severance and transfers.

   (a) Termination of employment or service before death. Within 30 days (or such longer period as is provided in Section 6 hereof) after the Termination Date of a Subscribing Shareholder for any reason other than death, the Company shall repurchase all the Subject Shares with respect to that Subscribing Shareholder. The repurchase price for the Subject Shares shall be the Transfer Price at the Termination Date.

   (b) Transfer by operation of law. The Company shall repurchase all of the Subject Shares with respect to a Subscribing Shareholder as of the date of any transfer by operation of law of the Subject Shares by the Subscribing Shareholder, other than upon the death of the Subscribing Shareholder. The Subscribing Shareholder shall give notice to the Company within 30 days after the occurrence of a transfer by operation of law. The Company shall give notice of repurchase to the Subscribing Shareholder and shall repurchase from the person to whom the Subject Shares were transferred within 60 days (or such longer period as is provided in Section 6 hereof) after the date on which the Company receives such notice of transfer from the Subscribing Shareholder. The repurchase price for the Subject Shares shall be the Transfer Price on the date of the transfer by operation of law.

(c) Transfers before death or termination. Any Subscribing Shareholder, at any time before the death or termination of the Subscribing Shareholder, may transfer shares of Common Stock to joint ownership with his/her Spouse. In addition, but subject to the provisions of Section 6 hereof, any Subscribing Shareholder may transfer shares of Class B Common Stock to a trust for the exclusive benefit of the Subscribing Shareholder and/or his/her Spouse during their lifetimes, but only if voting rights are expressly reserved by the Subscribing Shareholder, or to a Qualified Charitable Organization. Any transfer shall be subject to the prior authorization by the Chief Executive Officer of the Company. If at any time before death or termination, any Subscribing Shareholder desires to sell any Subject Shares, he/she shall advise the Company before April 1 of any fiscal year as to the number of shares he/she desires to sell that year and thereafter within that fiscal year may offer up the number of shares so specified to the Company at the Transfer Price on the date of offer. The Company shall accept the offer and repurchase the shares by giving notice of acceptance to the Subscribing Shareholder at any time within 60 days after the date of the offer (or such longer period as is provided in Section 6 hereof).

(d) Repurchase from Qualified Charitable Organizations. The Company shall repurchase all the Subject Shares held by any Qualified Charitable Organization at any time between six months and 12 months following the date of contribution of shares of Class B Common Stock to the Qualified Charitable Organization. The Company shall repurchase the Subject Shares by giving 30 days notice of repurchase to the Qualified Charitable Organization at any time within the six month period specified in the preceding sentence. The purchase price for the Subject Shares shall be the Transfer Price as of the date of notification by the Company, and the payment terms shall be as specified in subsection (e) below.

(e) Payment terms. Title to Subject Shares repurchased by the Company pursuant to this Section 4 shall be transferred immediately to the Company, and the Company shall pay the repurchase price in full in cash promptly after the later of the date of repurchase or the date on which the Transfer Price is calculated. All repurchases pursuant to this Section 4 shall be subject to the provisions of Section 5 hereof.

5. Deferred payment in the event of large repurchase price in any fiscal year. Notwithstanding the provisions of Sections 3 and 4 of this Agreement, if the repurchase price for any Subject Shares, when combined with the repurchase price for all other Subject Shares theretofore repurchased during the same fiscal year or simultaneously to be repurchased, exceeds an amount determined by the Board of Directors of the Company to be the amount appropriate to be expended for share repurchase during that fiscal year, the Company, in its discretion, may elect to pay any portion of the repurchase price in up to four substantially equal annual installments, starting with the first anniversary of the date of repurchase, with interest on the unpaid installments at the Corporate Base Rate from the date of repurchase until the date of payment.

6. Minimum holding period of purchased Subject Shares. A Subscribing Shareholder may elect to take purchased shares in the names of the Subscribing Shareholder and his/her Spouse. Notwithstanding the provisions of Sections 3 and 4 of this Stock Agreement, no Subscribing Shareholder may transfer any interest in Subject Shares to his/her spouse, to a trust, to a Qualified Charitable Organization or to the Company within six months of purchase. If any repurchase by the Company under Section 3 or Section 4 is delayed pursuant to the preceding sentence, the repurchase shall occur immediately after the expiration of the six-month period at the Transfer Price on the last day of the six-month period.

7. Mandatory conversion of Class A Common Stock. The Company shall give written notice to each Subscribing Shareholder promptly upon the occurrence of any event which causes the number of shares of Class A Common Stock held by or with respect to that Subscribing Shareholder to exceed the number of such shares which the Subscribing Shareholder is then entitled to hold, if any, under the terms of the Stock Policy. Within 30 days after receipt of such notice, the affected Subscribing Shareholder shall tender for conversion to Class B Common Stock or, to the extent he/she is then eligible, Class C Common Stock, as specified by that Subscribing Shareholder, the full number of excess shares of Class A Common Stock then held by that Subscribing Shareholder or, at the election of that Subscribing Shareholder, shall tender for redemption by the Company that number of shares of Class A Common Stock or any combination of the two. Shares submitted for redemption shall be purchased on such payment terms as would have been applicable had the Subscribing Shareholder then had a Termination Date.

8. Company's policy regarding Common Stock ownership. The Company limits ownership of Common Stock to Employees, outside Directors, Consultants, their Spouses, certain family trusts described in Section 4(c) and Trust Holders. A Qualified Charitable Organization may hold Class B Common Stock only in accordance with Section 4(c) and (d).

9. Legend on certificates. If Subject Shares are evidenced by certificates, each certificate representing shall bear a legend that the shares represented thereby are subject to the restrictions set forth in this Agreement and that any disposition in violation of the restrictions shall be void.

10. Agreement to implement. The Subscribing Shareholders shall at all times use their best efforts to implement the provisions of this Agreement.

11. Assignment; binding effect. This Agreement shall be binding upon, and inure to the benefit of, the Company, its successors and assigns, the Subscribing Shareholders, their personal representatives and assignees, and the transferees of any interests in any Subject Shares and their respective personal representatives, successors and assigns.

12. Term of this agreement. This Agreement shall continue for one year after the death of the last Subscribing Shareholder.

13. Amendment. This Agreement may be amended with respect to the Subject Shares of any Subscribing Shareholder only by a written instrument, executed in one or more counterparts, by that Subscribing Shareholder and the Company and two-thirds of the Subscribing Shareholders, including that Subscribing Shareholder. For so long as the Company relies on a No-Action Letter or Exemption Order from the Securities and Exchange Commission as the basis for not registering Class C Common Stock, no amendment may eliminate any of the restrictions herein on which that letter or order was based.

14. Effect on prior agreements. The terms and conditions of this Agreement shall supersede in their entirety the provisions of the Stock Agreement of 1986, as amended from time to time before this amendment and restatement.

15. Execution in separate counterparts. The parties hereto may execute this Agreement in any number of separate counterparts, all of which together shall constitute one and the same instrument. In proving this

Agreement, it shall not be necessary to produce or account for more than one such counterpart.

16. Governing law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.

IN WITNESS WHEREOF, the parties hereto have set their hands and seals as of the date first written above.

CAMP DRESSER & McKEE INC.

By:_________________________

____

Subscribing Shareholder

____

Subscribing Shareholder

Exhibit A

BOOK VALUE

Book Value of a share of Common Stock at the end of any fiscal year shall be computed by dividing (a) the Shareholders' Equity of the Company at that date, calculated in accordance with generally accepted accounting principles, in each instance decreased by the aggregate liquidation value of the outstanding shares of any class of preferred stock of the Company, by (b) the number of shares of the Common Stock of the Company of all classes outstanding at the end of that fiscal year.

CAMP DRESSER & McKEE INC.

Provision of Amended Articles of Organization Concerning Voting

Voting Power: Class A Common Stock, Class B Common Stock and Class C Common Stock shall have same voting rights except with respect to the election of directors of the Company, which shall be as follows: Class A Common Stock shall vote for all but two directors of the Company; Class B Common Stock shall vote for only one director of the Company, and Class C shall vote for only one director of the Company. No holder of any class of stock may vote on any issue after the last date on which the holder is (a) an employee of the Company or any consolidated subsidiary thereof or (b) a director of the Company or (c) a Consultant to the Company, as defined in the Common Stock Agreement among the holders of stock of the Company.